Filed pursuant to Rule 424(b)(5)
                                                             File No. 333-130089


Pricing Supplement No. 66 dated January 9, 2008.
(To Prospectus dated April 12, 2006 and Prospectus
Supplement dated April 12, 2006)
This Pricing Supplement consists of 7 pages.

                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR

                            SECURED MEDIUM-TERM NOTES
                                 ISSUED THROUGH

                   HARTFORD LIFE GLOBAL FUNDING TRUST 2008-001

               EXTENDIBLE FLOATING RATE NOTES DUE JANUARY 13, 2012

The description in this Pricing Supplement of the particular terms of the Secured Medium-Term Notes offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the Notes and the Funding Agreements set forth in the accompanying Prospectus and Prospectus Supplement, to which reference is hereby made.

                        PROVISIONS RELATING TO THE NOTES

Principal Amount: $300,000,000.00                    Type of Interest Rate: [ ] Fixed [X] Floating

Price to Public: 100%                                If Fixed Rate Notes:  Not applicable.
                                                          Interest Rate:   Not applicable.
Net Proceeds to Trust: $299,850,000.00
                                                     If Floating Rate Notes:
CUSIP Number: 41659EGQ4                                   Initial Interest Rate: The Initial
                                                     Interest Rate for the Notes offered by this
Agent's Discount: 0.05%                              Pricing Supplement will be three month LIBOR
                                                     plus 0.27%, determined in accordance with the
Issuance Date: January 16, 2008                      provisions of this Pricing Supplement and the
                                                     Prospectus Supplement on the second London
Stated Maturity Date: The Initial Stated             Banking Day immediately preceding the
Maturity Date, the Final Stated Maturity Date        Issuance Date.
or any other maturity date resulting from the
failure to elect to extend the maturity of           Base Rate:  [ ] CD Rate       [ ] Commercial Paper Rate
all or a portion of the Notes (as set forth                      [ ] CMT Rate      [ ] Federal Funds Rate
in the attached schedule).                                       [X] LIBOR         [ ] Treasury Rate
                                                                 [ ] Prime Rate    [ ] Other (See Attached)
Initial Stated Maturity Date: January 15,
2009, or if such day is not a Business Day,          If LIBOR:   [X] LIBOR Reuters Page: LIBOR01
the immediately preceding Business Day.                          [ ] Libor Telerate Page
                                                                 Designated LIBOR Currency:  U.S. Dollars
Final Stated Maturity Date: January 13, 2012,
or, if such day is not a Business Day, the           If CMT Rate, Telerate Page:  [ ] 7051   [ ] 7052
immediately preceding Business Day.                       If 7052:  [ ] Weekly Average   [ ] Monthly Average
                                                          Designated CMT Maturity Index:
Initial Interest Payment Date: March 15,
2008; provided that if such day is not a             Interest Reset Dates: The 15th day of each
Business Day, such Interest Payment Date will        March, June, September, and December;
be the next succeeding day that is a Business        provided that if such day is not a Business
Day, unless that succeeding Business Day             Day, such Interest Reset Date will be the
would fall in the next calendar month, in            next succeeding day that is a Business Day,
which case such Interest Payment Date will be        unless that succeeding Business Day would
the immediately preceding Business Day.              fall in the next calendar month, in which


Interest Payment Dates: The 15th day of each         case such Interest Reset Date will be the
March, June, September, and December;                immediately preceding Business Day.
provided that (1) if such Interest Payment
Date (other than the maturity date) is not a         Initial Interest Reset Date: March 15, 2008;
Business Day, such Interest Payment Date will        provided that if such day is not a Business
be the next succeeding day that is a Business        Day, such Interest Reset Date will be the
Day, unless that succeeding Business Day             next succeeding day that is a Business Day,
would fall in the next calendar month, in            unless that succeeding Business Day would
which case such Interest Payment Date will be        fall in the next calendar month, in which
the immediately preceding Business Day and           case such Interest Reset Date will be the
(2) the final Interest Payment Date of any           immediately preceding Business Day.
Note will be the maturity date of such Note.
                                                     Index Maturity: Three Month.
Specified Currency: U.S. Dollars.
                                                     Interest Rate Determination Dates: As
Regular Record Dates: 15 days prior to each            specified in the Prospectus Supplement for
                      Interest Payment Date.           the indicated base rate.

Day Count Convention: Actual/360                     Spread:                See attached schedule
                                                     Spread Multiplier:     N/A.
Computation of Interest: As specified in             Maximum Interest Rate: None.
                         the Prospectus              Minimum Interest Rate: None.
                         Supplement for the
                         indicated base rate.        Floating Rate/Fixed Rate Note:  [ ] Yes  [X] No.  If yes:
                                                       Fixed Rate:
Authorized Denominations: $1,000 integral amounts.     Fixed Rate Commencement Date:

Optional Redemption:  Yes [ ] No [X]                 Inverse Floating Rate Note  [ ] Yes  [X] No.  If yes,
  Optional Redemption Date:  Not Applicable.           Fixed Interest Rate:
  Initial Redemption Percentage:  Not Applicable.
  Annual Percentage Reduction:  Not Applicable.      Sinking Fund: None.
  Redemption may be:  [ ] In whole only.
                      [ ] In whole or in part.       Calculation Agent: The Bank of New York Trust
                                                       Company, N.A.
Optional Repayment:  [ ] Yes [X] No
  Optional Repayment Dates:                          Exchange Rate Agent: None.

Amortizing Note:  [ ] Yes (See attached)  [X] No     Securities Exchange Listing: None.

Discount Note:  [ ] Yes  [X] No  If Yes:             Additional Amounts to be Paid:  [ ] Yes [X] No
  Total Amount of Discount:
  Yield to Maturity:                                 Special Tax Considerations: See attached schedule.

Agents: Deutsche Bank Securities Inc. and
  J.P. Morgan Securities Inc.

Other Provisions Relating to the Notes: See attached schedule.

                                  INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider: Hartford Life                Type of Interest Rate: [ ] Fixed [X] Floating
                            Insurance Company
                                                         If Fixed Rate Funding Agreement: Interest Rate:
Funding Agreement: FA-408001
                                                         If Floating Rate Funding Agreement:
Contract Payment: $300,000,015.00                             Initial Interest Rate: The Initial
                                                         Interest Rate for the Funding Agreement
Deposit Amount: $299,850,015.00                          offered by this Pricing Supplement will be
(if different from Contract Payment)                     three month LIBOR plus 0.27%, determined in
                                                         accordance with the provisions of this
Effective Date: January 16, 2008                         Pricing Supplement and the Prospectus
                                                         Supplement on the second London Banking Day
Stated Maturity Date: January 13, 2012, or if            immediately preceding the Issuance Date.
such day is not a Business Day, the
immediately preceding Business Day.                      Base Rate:  [ ] CD Rate     [ ] Commercial Paper Rate
                                                                     [ ] CMT Rate    [ ] Federal Funds Rate
Initial Interest Payment Date: March 15,                             [X] LIBOR       [ ] Treasury Rate
2008; provided that if such day is not a                             [ ] Prime Rate  [ ] Other (See Attached)
Business Day, such Interest Payment Date will
be the next succeeding day that is a Business            If LIBOR:   [X] LIBOR Reuters Page: LIBOR01
Day, unless that succeeding Business Day                             [ ] Libor Telerate Page
would fall in the next calendar month, in                            Designated LIBOR Currency:  U.S. Dollars
which case such Interest Payment Date will be
the immediately preceding Business Day.                  If CMT Rate, Telerate Page: [ ] 7051 [ ] 7052
                                                                     If 7052:  [ ] Weekly Average  [ ] Monthly Average
Interest Payment Dates: The 15th day of each                         Designated CMT Maturity Index:
March, June, September, and December;
provided that (1) if such Interest Payment               Interest Reset Dates: The 15th of each March,
Date (other than the redemption payment date             June, September, and December; provided that
specified in the schedule) is not a Business             if such day is not a Business Day, such
Day, such Interest Payment Date will be the              Interest Reset Date will be the next
next succeeding day that is a Business Day,              succeeding day that is a Business Day, unless
unless that succeeding Business Day would                that succeeding Business Day would fall in
fall in the next calendar month in which case            the next calendar month, in which case such
such Interest Payment Date will be the                   Interest Reset Date will be the immediately
immediately preceding Business Day and (2)               preceding Business Day.
the final Interest Payment Date for the
applicable portion of the Funding Agreement              Initial Interest Reset Date: March 15, 2008;
will be the Stated Maturity Date or the                  provided that if such day is not a Business
redemption payment date specified in the                 Day, such Interest Reset Date will be the
schedule.                                                next succeeding day that is a Business Day,
                                                         unless that succeeding Business Day would
Specified Currency: U.S. Dollars.                        fall in the next calendar month, in which
                                                         case such Interest Reset Date will be the
Day Count Convention: Actual/360                         immediately preceding Business Day.

Computation of Interest: As specified in the             Index Maturity: Three month
Prospectus Supplement for the indicated base
rate.                                                    Interest Rate Determination Date: As
                                                         specified in the Prospectus Supplement for
Optional Redemption:   Yes [ ] No [X]                    the indicated base rate.
Optional Redemption Date:  Not Applicable.
Initial Redemption Percentage:  Not Applicable.          Spread:                 See attached schedule.
Annual Percentage Reduction:    Not Applicable.          Spread Multiplier:      N/A.
Redemption may be:   [ ] In whole only.                  Maximum Interest Rate:  None.
                     [ ] In whole or in part.            Minimum Interest Rate:  None.
Other Redemption Terms: Not Applicable.
Optional Repayment:  [ ] Yes [X] No                      Floating Rate/Fixed Rate Funding Agreement: [ ] Yes [X] No
   Optional Repayment Dates:                                 If yes:      Fixed Rate:
                                                                          Fixed Rate Commencement Date:
Discount Funding Agreement: [ ] Yes [X] No. If yes:
   Total Amount of Discount:

Yield to Maturity:                                          Inverse Floating Rate Funding Agreement: [ ] Yes [X] No
                                                                If yes:      Fixed Interest Rate:
Additional Amounts to be Paid: [ ] Yes [X] No

Amortizing Funding Agreement:  [ ] Yes (See attached)
                               [X] No

Special Tax Considerations: None

Other Provisions Relating to the Funding
Agreement: See attached schedule.


Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by Sadie Gordon, Counsel.


                    INFORMATION PERTAINING TO THE RATINGS OF
                       THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of January 16, 2008, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:

              Standard & Poor's:  AA-            Moody's: Aa3

It is anticipated that, as of January 16, 2008, the Notes will be rated by the indicated rating agencies as follows:

              A.M. Best: aa-                     Fitch: AA

The ratings also extend to the Program under which the Notes are issued.

                        SCHEDULE OF ADDITIONAL PROVISIONS

                          PROVISIONS RELATING TO NOTES

EXTENSION ELECTION:

         The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During a notice period relating to an Election Date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, if such maturity date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The "Election Dates" are the 15th day of each March, June, September, and December, or, if such day is not a Business Day, the next day that is a Business Day, commencing on March 15, 2008 and ending on December 15, 2010. The respective "Corresponding Maturity Date" for each Election Date is the 15th day of the 13th calendar month following the Election Date for which an election to extend is made provided, however, in no event shall the maturity date be more than 397 days from the Election Date. If no election is made, the maturity date of the Notes is the Corresponding Maturity Date for the immediately preceding Election Date. For example, if you do not elect to extend a portion of your Notes on the Election Date of March 15, 2008, such portion of your Notes will mature on January 15, 2009. Similarly, if you elect to extend a portion of your Notes on the Election Date of March 15, 2008, such portion of your Notes will then be scheduled to mature (barring a subsequent valid election) on April 15, 2009.

         To make an effective election, you must deliver a notice of election during the notice period for an Election Date. The notice period for an Election Date begins on the sixth Business Day prior to the Election Date and ends on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to The Bank of New York Trust Company, N.A., the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period, at which time such notice becomes irrevocable.

SPREAD:

         The spread for the Notes for the indicated periods is as follows:

             PERIOD                                                                           SPREAD
             ------                                                                           ------
From and including the Issuance Date to but not including December 15, 2008                  + 0.27%
From and including December 15, 2008 to but not including December 15, 2009                  + 0.29%
From and including December 15, 2009 to but not including December 15, 2010                  + 0.31%
From and including December 15, 2010 to but not including the Final Stated Maturity Date     + 0.32%

         If, with respect to any Election Date, you do not make an election to extend the maturity of all or a portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such day is not a Business Day, the immediately preceding Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new
Note issued on such Election Date. The Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will be subject to redemption as described above and its maturity date will be the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such date is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of your election to the Paying Agent. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.


                SPECIAL TAX CONSIDERATIONS RELATING TO THE NOTES

         The following discussion is based on the opinion of Sidley Austin LLP, special tax counsel to Hartford Life Insurance Company ("SPECIAL TAX COUNSEL") and supplements the general discussion of certain U.S. federal income tax considerations contained in the accompanying Prospectus Supplement.

         As more fully discussed in the accompanying Prospectus Supplement, Hartford Life Insurance Company intends to take the position, for U.S. federal income tax purposes, that the Trust will be disregarded. In addition, the Funding Agreement will provide that the Trust and Hartford Life Insurance Company each agree to disregard the Funding Agreement for U.S. federal income tax purposes. Together, these positions, if accepted by the courts and the Internal Revenue Service (the "IRS"), will result in the Notes being treated for U.S. federal income tax purposes as indebtedness of Hartford Life Insurance Company (the "INTENDED TAX CHARACTERIZATION"). Each holder of a Note (or any beneficial interest therein), by acceptance of the Note (or beneficial interest therein), agrees to treat the Trust and the Note consistently with the Intended Tax Characterization. The remainder of this discussion assumes that the Intended Tax Characterization is correct.

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. This conclusion is based, in part, upon the Treasury Regulations governing original issue discount on debt instruments (the "OID REGULATIONS").

         Pursuant to Treasury Regulations governing modifications to the terms of debt instruments (the "MODIFICATION REGULATIONS"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately four-year debt instrument containing holder put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Since the spread will periodically increase during the term of the Notes from an initial amount equal to + 0.27% to an amount equal to + 0.32%, under the OID Regulations, as of the Issuance Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to the Final Stated Maturity Date. Accordingly, under the OID Regulations, the Final Stated Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID

Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the OID Regulations, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury Regulations governing contingent payment obligations (the "CONTINGENT PAYMENT REGULATIONS").

         Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then holders of the Notes would be required to recognize any gain inherent in the Notes at the time of such an election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, holders of the Notes may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes contained in the section called "Material United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.


                    PROVISIONS RELATING TO FUNDING AGREEMENT

         The spread for the Funding Agreement for the indicated periods is as follows:

             PERIOD                                                                         SPREAD
             ------                                                                         ------
From and including the Issuance Date to but not including December 15, 2008                 + 0.27%
From and including December 15, 2008 to but not including December 15, 2009                 + 0.29%
From and including December 15, 2009 to but not including December 15, 2010                 + 0.31%
From and including December 15, 2010 to but not including the Final Stated Maturity Date    + 0.32%

         In the event that the maturity date of a portion or all of the Notes is not extended, then the Trust will be required, no later than three Business Days from the applicable Election Date (as defined above), to provide notice of redemption regarding the applicable portion or all of the Funding Agreement, as applicable. Such notice will indicate (1) the redemption payment date (which will be the same date as the relevant Corresponding Maturity Date, as defined above), (2) the redemption price (which shall be the face amount of the Funding Agreement to be redeemed plus any accrued interest) and (3) if a portion of the Funding Agreement is to be redeemed, the face amount of the portion of the Funding Agreement to be redeemed on the redemption payment date. Such notice will be irrevocable.

CAPITALIZED TERMS USED IN THE SCHEDULE TO THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT, AS APPLICABLE.

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